Exhibit (h)(132)

EXPENSE LIMITATION AGREEMENT

JANUS INVESTMENT FUND

September 30 Funds

December 20, 2023

Janus Investment Fund

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Henderson Investors US LLC (the “Adviser”) with respect to the funds listed in Schedule A (collectively, the “Funds” and each, a “Fund”). This letter is to inform you that the Adviser will waive all or a portion of its management fee (or otherwise reimburse/waive class specific expenses), as applicable, for a one-year term commencing on the effective date of the annual update to the Fund’s registration statement for the fiscal year ended September 30, 2023, under the following conditions:

For all Funds

In the event the operating expenses allocated to any class of a Fund, including the amount payable to the Adviser pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed the percentage of average daily net assets set forth in Schedule A, the Adviser shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the fees payable by a share class of the Fund pursuant to a Rule 12b-1 Plan; shareholder servicing fees, such as transfer agency fees (including out of pocket costs), administrative services fees and any networking/omnibus fees payable by any share class; the “Performance Adjustment” if the Fund has a performance-based investment advisory fee; as well as the amount of any items not normally considered operating expenses such as acquired fund fees and expenses, interest, dividends, taxes, brokerage commissions and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto), paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to any class of a Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to the Adviser and/or by the Adviser to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of a Fund in the same manner as the underlying expenses or fees were allocated.

Janus Henderson U.S. Dividend Income Fund

For any reimbursement paid by the Adviser to the Fund or any fee reduction by the Adviser pursuant to this letter, for a three year period commencing with operations of the Fund, the Adviser shall be permitted to recoup such reimbursement or fee reduction from the Fund, provided that at no time during the term of this letter shall the expenses allocated to the Fund, with the exceptions noted above, exceed the expense limit in effect at the time of the reimbursement/waiver or the expense limit at the time of the recoupment. This provision survives the term of this letter.

All Funds

This waiver/reimbursement will continue in effect for a one-year term commencing on the effective date of the annual update to the Fund(s)’ registration statement for the fiscal year ended September 30, 2023, unless otherwise terminated, revised or extended. This waiver/reimbursement is applicable only to the Fund(s) and shall not be applicable to any other series of Janus Investment Fund, whether now existing or hereafter created.

JANUS HENDERSON INVESTORS US LLC		JANUS INVESTMENT FUND

By:	/s/Jesper Nergaard	By:	/s/Abigail Murray
Jesper Nergaard Vice President and Head of US Fund Administration		Abigail Murray Vice President, Secretary, and Chief Legal Officer

Schedule A

Fund Name	Expense Limit
Global & International
Janus Henderson Asia Equity Fund	0.94%
Janus Henderson Emerging Markets Fund	1.03%
Janus Henderson Global Life Sciences Fund	n/a
Janus Henderson Global Real Estate Fund	0.91%
Janus Henderson Global Research Fund	0.86%
Janus Henderson Global Select Fund	0.81%
Janus Henderson Global Sustainable Equity Fund	0.85%
Janus Henderson Global Technology and Innovation Fund	0.71%
Janus Henderson Overseas Fund*	0.82%
Janus Henderson European Focus Fund	0.96%
Janus Henderson Global Equity Income Fund	0.84%
Growth & Core
Janus Henderson Balanced Fund	0.68%
Janus Henderson Contrarian Fund	0.75%
Janus Henderson Enterprise Fund	0.80%
Janus Henderson Forty Fund	0.68%
Janus Henderson Growth and Income Fund	0.62%
Janus Henderson Research Fund	0.68%
Janus Henderson Triton Fund	0.86%
Janus Henderson U.S. Dividend Income Fund	0.75%
Janus Henderson Venture Fund	0.86%

*

The Adviser will also waive and/or reimburse the net total annual fund operating expenses (excluding any performance fee adjustments, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), networking/omnibus fees payable by any share class, brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) for Class C, Class R, and Class D Shares of Janus Henderson Overseas Fund for at least a one-year period commencing on June 16, 2023, to the extent such net total annual fund operating expenses exceed 1.95%, 1.54%, and 0.95%, respectively.

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